UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-38442

IBEX LIMITED

(Translation of registrant’s name into English)

Crawford House, 50 Cedar Avenue

Hamilton HM11, Bermuda

(441) 295-6500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IBEX LIMITED

FORM 6-K

IBEX Limited (the “Company”) is furnishing under the cover of Form 6-K the following:

Change in Registrant’s Certifying Accountant

On October 28, 2021, BDO LLP (“BDO”) resigned, at the request of the Company, as the Company’s independent registered public accounting firm. On October 28, 2021, the Company appointed Deloitte & Touche LLP (“Deloitte”) as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022, to be ratified at the next annual general meeting of shareholders of the Company.

During the fiscal years ended June 30, 2021 and 2020 and in the subsequent interim period through October 28, 2021, there were (i) no “disagreements” (as described under Item 16F(a)(1)(iv) of Form 20-F) between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (ii) no “reportable events” (as defined under Item 16F(a)(1)(v) of Form 20-F).

BDO’s audit report on the Company’s consolidated financial statements as of June 30, 2021 and 2020 and for each of the fiscal years ended June 30, 2021, 2020 and 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided BDO with a copy of this Form 6-K prior to its submission to the Securities and Exchange Commission (the “Commission”) and requested that BDO furnish the Company with a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of BDO’s letter, dated October 28, 2021, is filed as Exhibit 16.1 to this Form 6-K.

During each of the fiscal years ended June 30, 2021 and 2020 and in the subsequent interim period through October 28, 2021, neither the Company nor anyone on behalf of the Company has consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues, (ii) any matter that was the subject of disagreement, or (iii) any reportable events.

Exhibits

IBEX Limited is furnishing under the cover of Form 6-K the following:

Exhibit 16.1	Letter of BDO LLP, dated October 28, 2021, regarding a change in the registrant’s independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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Date: October 28, 2021	IBEX LIMITED

	By:	/s/ Robert T. Dechant
	Name:	Robert T. Dechant
	Title:	Chief Executive Officer